Exhibit 99.54

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company Franco-Nevada Corporation (“Franco-Nevada” or the “Company”) Exchange Tower, 130 King Street West Suite 740, P.O. Box 467 Toronto, Ontario M5X 1E4

Item 2:	Date of Material Change December 12, 2010

Item 3:	News Release A news release was disseminated on December 13, 2010 via Marketwire before markets opened and a copy was subsequently filed on SEDAR.

Item 4:

Summary of Material Change

On December 13, 2010, the Company announced that it and Gold Wheaton Gold Corp. (“Gold Wheaton”) have agreed to a friendly business combination whereby Franco-Nevada will acquire Gold Wheaton for approximately C$830 million in cash and shares.

Item 5:	Full Description of Material Change

5.1

Full Description of Material Change

On December 13, 2010, the Company announced that it and Gold Wheaton have agreed to a friendly business combination whereby Franco-Nevada will acquire Gold Wheaton for approximately C$830 million in cash and shares.

Under the terms of a binding letter agreement, the transaction will be structured as a plan of arrangement, and Gold Wheaton’s common shareholders will receive C$5.20 per share, payable 60% in shares and 40% in cash.

The acquisition of Gold Wheaton is expected to be completed by way of a court approved plan of arrangement. The companies have entered into a binding letter agreement whereby Franco-Nevada will acquire the issued Gold Wheaton common shares that it does not already own for C$5.20 per common share, payable 60% in Franco-Nevada shares and 40% in cash or 0.0934 of a Franco-Nevada share and C$2.08 in cash per share. Gold Wheaton warrant holders will be entitled to receive upon exercise of their warrants the same consideration as is received by the shareholders of Gold Wheaton. The Franco-Nevada board of directors has approved the transaction and the Company does not require, and the transaction is not subject to, approval by the shareholders of Franco-Nevada. The issuance of the Franco-Nevada shares is subject to TSX approval.

The binding letter agreement provides for the companies to enter into a definitive arrangement agreement on or before January 5, 2011. Prior to entering into such agreement, Gold Wheaton will obtain an opinion from its financial advisors that the consideration offered pursuant to the binding letter agreement and subsequent arrangement agreement is fair, from a financial point of view, to the holders of common shares of Gold Wheaton and a formal valuation from an independent valuator as required by MI 61-101 — Protection of Minority Security Holders in Special Transactions. Closing of the transaction will be subject to customary conditions, including approval by the shareholders of Gold Wheaton at a special meeting of shareholders (66 and 2/3% of the votes cast and majority of the minority approval) and receipt of court and necessary regulatory approvals. The transaction is expected to close in March 2011.

A copy of the binding letter agreement has been filed on SEDAR. The agreement includes standard non-solicitation and superior proposal provisions and a break fee of $25 million. Prior to entering into a definitive agreement, all directors and senior officers of Gold Wheaton will enter into customary voting/lock-up agreements. Other provisions in the binding letter agreement include conditions to closing the transaction, representations and warranties and covenants customary for arrangement agreements.

In a separate transaction, Franco-Nevada agreed on Friday December 10, 2010 to purchase from Quadra FNX Mining Ltd. (“Quadra FNX”) common shares of Gold Wheaton representing approximately 34.5% of Gold Wheaton for C$4.65 per share. The consideration to Quadra FNX will be payable 100% in cash. Such acquisition is not subject to any conditions and is scheduled to close on December 16, 2010. Together with the shares of Gold Wheaton previously owned, Franco-Nevada will own 36.9% of the outstanding shares of Gold Wheaton. The total consideration paid per purchased share to Quadra FNX will be topped-up with cash such that the total consideration received by Quadra FNX will be equivalent to that received by other shareholders of Gold Wheaton.

5.2	Disclosure for Restructuring Transactions Not applicable.

Item 6:	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.

Item 7:	Omitted Information Not applicable.

Item 8:	Executive Officer Jacqueline Jones Chief Legal Officer and Corporate Secretary 416-306-6300 jones@franco-nevada.com

Item 9:	Date of Report December 15, 2010